

Vaughn Cook

CEO at ZYTO Corp

Lindon, Utah

Message　　

Global Unicorn Holdings, Inc.

 Utah State University

 See contact info

 500+ connections

Experience

CEO
Global Unicorn Holdings, Inc.

Dec 2004 – Present　•　13 yrs 6 mos

1172 W. 700 N., Ste. 300 . Lindon, UT 84042



Founder
Kailo Energy

2016 – 2016　•　less than a year

Education



Utah State University

Bachelor of Science (B.S.), Political Science and Government

1968 – 1972

Activities and Societies: Activities VP - Student Government 1973



NAAAAM North American Academy of Advanced Asian Medicine

Oriental Medical Doctor. OMD, Oriental Medicine

1994 – 1996



Oriental Medical Institute of Hawaii

Acupuncture



